Exhibit 99.8

CONSENT OF DAVIDSON & COMPANY LLP

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2019 of Gold Standard Ventures Corp. (the “Company”) of our reports dated March 26, 2020 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

March 30, 2020

“DAVIDSON & COMPANY LLP”
Davidson & Company LLP
Chartered Professional Accountants
Vancouver, Canada